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MANAGEMENT’S
DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2
www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	3
2020 HIGHLIGHTS	4
SELECTED FINANCIAL INFORMATION	6
ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS(1)	7
MINERAL PROPERTY PORTFOLIO GOLD RESERVES(1)	8
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES(1)	9
MINERAL PROPERTY PORTFOLIO REVIEW	10
SELECTED QUARTERLY FINANCIAL INFORMATION	22
RESULTS OF CONTINUING OPERATIONS	23
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	25
FINANCIAL INSTRUMENTS	26
RELATED PARTY TRANSACTIONS	26
OFF-BALANCE SHEET ARRANGEMENTS	26
NON-IFRS MEASURES	27
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	28
CRITICAL ACCOUNTING ESTIMATES	28
CRITICAL ACCOUNTING JUDGMENTS	28
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	29
RISKS AND UNCERTAINTIES	29
QUALIFIED PERSONS	32
SECURITIES OUTSTANDING	32
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	33
FORWARD-LOOKING INFORMATION	34
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	34

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the years ended December 31, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These documents along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2020, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section of this MD&A entitled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of March 25, 2021 and all information contained in this MD&A is current as of March 24, 2021.

COMPANY OVERVIEW AND STRATEGY

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole gold project (the “Springpole Gold Project” or “Springpole”) in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. A Pre-Feasibility Study (the “PFS”) was recently completed on the project and permitting is on-going with submission of an Environmental Impact Statement (“EIS”) for the Project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) which is advancing the Goliath Gold Complex gold project towards construction. First Mining’s portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”) (ASX: AUT))), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

2020 HIGHLIGHTS

The following highlights the Company’s developments during fiscal 2020 (including subsequent events up to March 24, 2021).

Project Highlights

Springpole

●
Announced results of a positive Pre-Feasibility Study (“PFS”) in January 2021. Post-tax net present value at a 5% discount rate (“NPV5%”) of US$995 million, post-tax internal rate of return (“IRR”) of 29% and post-tax payback of 2.4 years on initial capital of US$718 million.
●
Completed a silver stream transaction with First Majestic Silver Corp. (“First Majestic”) pursuant to which First Majestic will pay a total of US$22.5 million to the Company, over three stages, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project (US$17.5 million received to date).
●
Progressed environmental fieldwork throughout 2020 and submitted the amended proposed Terms Of Reference to the Ontario Ministry (MECP) in April 2021, with anticipated completion in May 2021.
●
Continued engagement with local indigenous rights holders and stakeholders of the Springpole Gold Project.
●
Filed the technical report for the PFS on the Springpole Gold Project filed on SEDAR in March 2021. The report, entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” and dated February 26, 2021, was prepared by AGP Mining Consultants Inc. (“AGP”) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is available under First Mining’s SEDAR profile at www.sedar.com.

Cameron

●
Acquired the East Cedartree claims from Metalore Resources Limited (“Metalore”) in December 2020, thereby consolidating First Mining’s land holdings in the area into a single contiguous block and adding a further 3,200 hectares to the 49,574 hectares that the Company already held in the area. In connection with this acquisition, First Mining paid $3.0 million in cash to Metalore, and issued 3 million common shares of First Mining (“First Mining Shares”) to Metalore (with such shares subject to a statutory hold period of four months plus one day from the closing date of the transaction).

Pickle Crow

●
Auteco completed the spend requirements for the Stage 1 51% earn-in in March 2021 and will operate under a formal Joint Venture in April 2021 following its shareholder meeting to approve the issuance of 100 million Auteco shares. At the closing of Stage 1, First Mining will own 125 million Shares of Auteco with a current value of approximately $10.6 million. Auteco is continuing its project spend to earn-in to 80% of the Project with four drill rigs currently operating at site. The Company also has the right to a 2% net smelter returns (“NSR”), 1% of which can be bought back for US$$2.5 million.

Goldlund

●
Sold the Goldlund gold project (“Goldlund”) to Treasury Metals Inc. (“Treasury Metals”) in August 2020. First Mining currently owns 43.3 million shares of Treasury Metals and 11.67 million warrants of Treasury Metals with an exercise price of $1.50. As part of the transaction, First Mining also owns a 1.5% NSR royalty on the Goldlund gold project, of which 0.5% can be bought back by Treasury Metals by paying First Mining $5.0 million in cash. In addition, Treasury Metals is to pay First Mining a milestone cash payment of $5.0 million, with $2.5 million payable upon receipt of a final and binding mining lease to extract ore from an open pit mine at Goldlund, and $2.5 million payable upon the extraction of 300,000 tonnes of ore from a mine at Goldlund.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Corporate Highlights

●
Financings – Completed non-brokered private placement of $8.5 million in gross proceeds (including $2.5 million raised through the issuance of flow-through units) and brokered bought-deal equity financing of $28.75 million in gross proceeds raised through the issuance of units.
●
December 31, 2020 year-end cash balance of $28.9 million, investments position of $18.4 million and equity accounted interest in Treasury Metals of $63.8 million.
●
Divested non-core Mexican project portfolio (including the Gainey Option Agreement), and Lac Virot iron ore project.
●
Strengthened the First Mining management team through the hiring of three new Vice Presidents – Investor Relations, Corporate Development and Environment & Community Relations.

COVID-19 Response

In response to the onset of the COVID-19 novel coronavirus (“COVID-19”) pandemic, the Company adopted a series of robust COVID-19 risk mitigation policies incorporating recommendations set by the provincial Governments of Ontario and British Columbia, and by the Government of Canada. To date, First Mining has not had any cases of COVID-19 at any of the camp operations at its projects or its head office in Vancouver. The health and safety of First Mining’s workforce, their families and the communities in which the Company operates is First Mining’s primary concern. In the interests of the health and well-being of its employees, contractors, visitors to its office and operations, and the families of all such persons, First Mining implemented a work from home policy for its employees in March 2020. First Mining is committed to fully supporting safety measures for its workforce, families and communities.

At Springpole, the Company initially demobilized one of its two drill crews in early March 2020. In order to ensure the health and safety of all its employees, the Company had intended to complete the shift rotation while limiting access to site for any new individuals. Work at site was nearing completion ahead of a planned reduction in on-site activities until after the spring ice break-up. However, due to the COVID-19 pandemic, First Mining decided to demobilize the remaining contractors and staff at Springpole in the last week of March 2020, and to keep the project on care and maintenance until it was able to restart its work programs.

On May 28, 2020, the Company announced the restart of field operations at the Springpole Gold Project, which have been ongoing since then. First Mining continues to monitor the COVID-19 situation very closely and will adapt technical work programs as the situation evolves.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

SELECTED FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the twelve months ended December 31,
	2020	2019	2018
Mineral Property Cash Expenditures(1)	$17,629	$6,031	$7,402
Net Loss	(30,558)	(6,959)	(11,645)
Net Loss Excluding Certain Non-cash items(2)	(4,607)	(4,506)	(4,432)
Basic and Diluted Net Loss Per Share (in Dollars)(3)	$(0.05)	$(0.01)	$(0.02)

Financial Position (in $000s):	December 31,	December 31,	December 31,
	2020	2019	2018
Cash and Cash Equivalents	$28,901	$5,902	$5,115
Working Capital(2)	9,201	5,780	7,536
Investments	18,425	1,775	2,597
Mineral Properties	179,429	252,815	244,129
Investment in Treasury Metals Inc.	63,812	-	-

Total Assets	301,213	268,020	257,532
Total Non-current Liabilities	$16,835	$3,139	$-

(1)
This represents mineral property expenditures per consolidated statements of cash flows.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

Net Loss - Fluctuations in net loss are typically caused by non-cash items. Removing the impact of these illustrates that the income statement loss on operational activities is relatively consistent over the years presented at an average of approx. $4.5 million.

Cash and Cash Equivalents - the increase in 2020 was primarily attributable to cash raised from financing activities during the year, partially offset by cash used in operational activities (Statement of Net Loss) and investing activities at the projects (Statement of Financial Position). See ‘Financial Condition, Liquidity and Capital Resources’ section in this MD&A.

Total Assets – increased mainly due to the increases in current assets, being the net cash and cash equivalent increases noted above and the fair value balances of First Mining’s investments reflecting shares and warrants held by the Company in third party companies. Non-current assets decreased during the year as a result of non-cash impairments resulting from the sale of Goldlund to the Treasury Metals and the resultant reclassification of mineral property holdings for accounting purposes.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)

(1)
Pickle Crow Gold Project is subject to an Earn-In Agreement pursuant to which Auteco is the operator of the property and may acquire up to an 80% interest in the property.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020
MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)

The Springpole Gold Project is the only project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Reserves for the Springpole Gold Project are shown below:

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:

(1)
The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
(2)
The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101.
(3)
Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue.
(4)
The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases.
(5)
The mining cost averaged $1.94/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
(6)
The exchange rate assumption applied was $1.30 equal to US$1.00.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	167,651,270	1.14	5.00	6,206,295	24,300,000
Total Measured and Indicated Resources	171,029,740	1.18	5.00	6,504,196	24,300,000
Total Inferred Resources	39,528,384	2.32	2.80	2,953,455	1,400,000

(1)
The mineral resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2020, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) measured resources at 3.09 g/t Au.
(3)
The Company owns 100% of the Central Duparquet Property, and a 10% indirect interest in the Duparquet Gold Project. The measured, indicated and inferred mineral resources for Duparquet shown in the above table reflect both of these ownership interests.
(4)
Springpole mineral resources are inclusive of mineral reserves. Open pit mineral resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz Ag, and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver resource shown in separate column with grade representing silver g/t, and contained ounces representing silver Ag.
(5)
Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) indicated resources at 2.08 g/t Au.
(6)
Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground inferred resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

As at December 31, 2020 and December 31, 2019, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

(in $000s)
	Balance December 31, 2018	2019 acquisition and capitalized net expenditures	Disposal, impairment or reclassification	Balance December 31, 2019	2020 acquisition and capitalized net expenditures	Disposal, impairment or reclassification	Balance December 31, 2020
Springpole Gold Project	$73,378	$3,397	$-	$76,775	$11,132	$-	$87,907
Cameron Gold Project	27,032	342	-	27,374	4,501	-	31,875
Duquesne Gold Project	5,091	42	-	5,133	11	-	5,144
Pitt Gold Project	2,082	2	-	2,084	1	-	2,085
Hope Brook Gold Project	19,581	490	-	20,071	541	-	20,612
Pickle Crow Gold Project	16,754	2,509	-	19,263	5,723	-	24,986
Goldlund Gold Project	96,604	2,290	-	98,894	1,609	(100,503)	-
Others(1)	2,559	56	-	2,615	61	3,702	6,378
Canada Total	$243,081	$9,128	$-	$252,209	$23,579	$(96,801)	$178,987
USA	804	(11)	(341)	452	(10)		442
Mexico	244	(90)	-	154	13	(167)	-
Total Mineral Property	$244,129	$9,027	$(341)	$252,815	$23,582	$(96,968)	$179,429

(1)
Other mineral properties in Canada as at December 31, 2020 and December 31, 2019 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project. Other mineral properties in Canada as at December 31, 2020 also include the 1.5% NSR royalty granted to First Mining by Treasury Metals in connection with the sale of Goldlund to Treasury Metals, which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020. Other mineral properties in Canada as at December 31, 2019 also included the Lac Virot iron ore property located in the Labrador West Region of Labrador, which was sold during the year ended December 31, 2020 and included in the “Disposal, impairment or reclassification” column above.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

The Springpole Gold Project covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 435 contiguous mining claims and thirteen mining leases. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72-person onsite camp, winter road access, a logging road and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements. With approximately 4.7 million ounces of gold and 24 million ounces of silver in the indicated resource category, Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

During the year ended December 31, 2020, the most significant expenditures at the Springpole Gold Project were:
●
$1,664,000 in connection with hydrogeology, geotechnical and metallurgical drilling;
●
$1,593,000 in connection with the pre-feasibility study;
●
$1,059,000 for site employees’ salaries and management salary allocations;
●
$871,000 in connection with the continuation of environmental permitting and associated fieldwork; and
●
$740,000 in connection with concessions and advanced royalty payments.

During the year ended December 31, 2020, and up to the date of this report in 2021, the most significant operational developments at the Springpole Gold Project were:

1.
Completion of Pre-Feasibility Study

The PFS for the Springpole Gold Project evaluates recovery of gold and silver from a 30,000 tonne-per-day (“tpd”) open pit operation, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars.

PFS Highlights

●
US$1.5 billion pre-tax NPV5% at US$1,600 per ounce /(“oz”) Au, increasing to US$1.9 billion at US$1,800/oz Au
●
US$995 million post-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au
●
36.4% pre-tax internal rate of return (“IRR”); 29.4% after-tax IRR at US$1,600/oz Au
●
Life of mine (“LOM”) of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life
●
After-tax payback of 2.4 years
●
Declaration of Mineral Reserves: Proven and Probable Reserves of 3.8 Moz Au, 20.5 Moz silver (“Ag”) (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag)
●
Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs
●
Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM)
●
Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1)
●
All-in sustaining costs (“AISC”) of US$577/oz (Years 1 to 9), and AISC US$645 (LOM)(2)

Note: Base case parameters assume a gold price of US$1,600/oz and a silver price of US$20/oz, and an exchange rate ($ to US$) of 0.75. All currencies in the PFS are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties.
(2) AISC consists of total cash costs plus sustaining and closure costs.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Economic Sensitivities

The economics and cash flows of the Springpole Gold Project are highly sensitive to changes to the gold price.

Springpole Economic Sensitivity to Gold Price (base case in bold)

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000
Pre-Tax NPV5%	US$1.04 billion	US$1.48 billion	US$1.92 billion	US$2.36 billion
Pre-Tax IRR	28.9%	36.4%	43.2%	49.5%
After-Tax NPV5%	US$690 million	US$995 million	$1.30 billion	$1.60 billion
After-Tax IRR	23.3%	29.4%	35.0%	40.1%

Springpole Economic Sensitivity to Initial Capital Costs (base case in bold)

Initial Capital Costs	+10%	US$718 million	-10%
Pre-Tax NPV5%	US$1.34 billion	US$1.48 billion	US$1.61 billion
Pre-Tax IRR	30.1%	36.4%	44.1%
After-Tax NPV5%	US$875 million	US$995 million	US$1,102 million
After-Tax IRR	23.8%	29.4%	36.3%

Springpole Economic Sensitivity to Operating Costs (base case in bold)

Operating Costs	+10%	US$2.21 billion	-10%
Pre-Tax NPV5%	US$1.33 billion	US$1.48 billion	US$1.63 billion
Pre-Tax IRR	34.1%	36.4%	38.6%
After-Tax NPV5%	US$890 million	US$995 million	US$1,098 million
After-Tax IRR	27.6%	29.4%	31.3%

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

The mineral resources defined in the PFS do not reflect the significant opportunities that are available for resource expansion or discovery of additional ore bodies in the Springpole district. First Mining believes that the Springpole Gold Project has several avenues for resource expansion, both within the existing property footprint and regionally in the under-explored Birch Uchi Greenstone belt. First Mining plans to undertake a further 10,000 m of diamond drilling at the Springpole Gold Project in 2021 for metallurgy, exploration, condemnation, and geotechnical purposes, and will continue to review other exploration opportunities in the area.

Project Enhancement Opportunities

The PFS identified several opportunities to enhance the economics of the Springpole Gold Project, and they will be investigated as First Mining continues to advance the project. These opportunities include:

●
Existing Resource Upgrades. Inferred Mineral Resources are contained within the existing pit design, and with additional infill drilling, these resources may potentially support conversion of some or all of this material into Indicated Mineral Resources that could be converted to Probable Mineral Reserves and evaluated in a Feasibility Study (“FS”).
●
Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio.
●
Process Optimization. Continued efforts to investigate opportunities to improve the metal recoveries through further metallurgical testing and refining milling processes, as well as other process optimizations.
●
Further Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
●
Additional Mineralization. There are geophysical targets in the area around the current resource, where additional drilling has the potential to identify additional mineralization that could support Mineral Resource estimation with upside potential for the LOM.

2.
Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic pursuant to which First Majestic has agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in the following three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”):

●
US$10 million payable on closing the transaction, with US$2.5 million payable in cash and the remaining US$7.5 million to be satisfied by the issuance to First Mining of 805,698 common shares of First Majestic (the “First Majestic Shares”);
●
US$7.5 million payable upon First Mining publicly announcing the completion of a positive PFS for the Springpole Gold Project, with US$3.75 million payable in cash and US$3.75 million payable in First Majestic Shares based on the 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX at the time; and
●
US$5 million payable upon First Mining receiving approval of a Federal or Provincial Environmental Assessment for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

The transaction closed on July 2, 2020, and upon closing the transaction, First Mining granted 30 million common share purchase warrants of First Mining (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement. Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years.

As of the date of this MD&A, the first two cash and share payments set out above, totalling US$17.5 million, have been paid to First Mining by First Majestic.

In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The proceeds received by First Mining are being used to advance the Springpole Gold Project through the PFS process and will also be used to advance the project through the federal and provincial environmental assessment (“EA”) processes, in additional they will fund general corporate expenses.

For accounting purposes, the Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. As of the acquisition date, the estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the company), with gains and losses recorded in the statement of net income (loss) and comprehensive income (loss). The fair value of the Silver Stream derivative liability at July 2, 2020 was determined to be US$5,431,000 ($7,378,000), which consisted of the fair value of the Advance Payment tranches receivable of US$8,473,000 ($11,512,000), net of the fair value of future Silver Stream obligation of US$13,904,000 ($18,890,000). At December 31, 2020, the fair value of the Silver Stream is US$10,415,000 ($13,260,000), which consisted of fair value of the remaining Advance Payment tranches receivable of US$21,761,000 ($27,706,000) net of the fair value of the Silver Stream obligation of US$11,346,000 ($14,446,000).

The fair value of the 30 million First Mining Warrants issued to First Majestic as part of the transaction was calculated using the Black-Scholes option pricing model. At inception, the fair value of these warrants was $6,278,000.

3.
Environmental Permitting and Baseline Data

First Mining made key strategic additions to its Environment and Community Relations team in 2020 to ensure that we have properly resourced the permitting and community relations work for the Springpole Gold Project. Steve Lines joined First Mining as Vice President, Environment and Community Relations on December 1, 2020, and has already built an expert team at the Company with extensive experience in Ontario’s EA process. The team brings across significant experience from Greenstone Gold Mines’ Hardrock project which was subject to the same federal and provincial EA process that is currently underway for Springpole, and they bring further permitting and regulatory experience from similar in-lake open pit mines in Canada including the Meadowbank Gold Mine and Gahcho Kué Diamond Mine. First Mining believes that the experience, expertise and relationships of Steve and his team will contribute significantly to the ongoing de-risking of the Springpole Gold Project.

First Mining has been actively collecting environmental baseline data necessary to support an EA for the Springpole Gold Project since 2010. The studies, both completed and ongoing, are focused on characterizing all relevant biological and physical components of the aquatic and terrestrial environments that may be impacted by, and may interact with, the project.

First Mining continues to advance the Springpole Gold Project through the federal and provincial EA processes. The Company’s goal is to prepare a coordinated EA document that meets the federal and provincial requirements. Community consultation and engagement with local Indigenous communities and other stakeholders is important to First Mining and will remain on-going through the EA process.

First Mining plans to advance the development of the coordinated EA document in 2021 in accordance with the federal Environmental Impact Statement (“EIS”) Guidelines and the provincial EA Terms of Reference.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

The Springpole permitting timeline is as follows:

The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared after taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at the Springpole Gold Project to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, groundwater and hydrology surveys. Currently, the Company is collecting environmental baseline data and other information to prepare an EIS for Springpole Gold Project. The Company chose to continue to stay in the Canadian Environmental Assessment Act, 2012 permitting process and not move to the newly enacted Impact Assessment Act process.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Cameron Gold Project, Ontario

The Cameron Gold Project covers an area of 49,574 hectares in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron Gold Project deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro Pty Limited, was filed by the Company on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During the year ended December 31, 2020, the most significant expenditures at the Cameron Gold Project were:
●
$4,219,000 in connection with the East Cedartree claims acquisition;
●
$113,000 for site employees’ salaries and management salary allocations; and
●
$18,000 in connection with the ore sorting test work program.

On December 3, 2020, the Company entered into an asset purchase agreement with Metalore in connection with the acquisition by First Mining of the East Cedartree claims from Metalore, and the transaction closed on December 9, 2020. Under the terms of the transaction, First Mining paid Metalore $3 million in cash and issued 3 million First Mining Shares to Metalore. The East Cedartree claims contain an existing mineral resource estimate that was prepared in accordance with NI 43-101 and they encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing known deposits at the Company’s Cameron and West Cedartree properties. The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and adds a further 3,200 hectares to the 49,574 hectares that First Mining already holds in the district. Accordingly, as a result of the acquisition of the East Cedartree claims, the Cameron Gold Project now covers an area of 52,774 hectares and comprises 24 patented claims, 2,002 mining claims, 4 mining leases, and 7 Licenses of Occupation.

2021 plans at Cameron include 10,000 metres of drilling to extend local understanding and identify new drill targets on the project and in particular at the recently acquired East Cedartree claims, plus continued local community consultations and ongoing environmental permitting activities.

Pickle Crow Gold Project, Ontario

The Pickle Crow Gold Project covers an area of 19,033 hectares and comprises 104 patented claims and 932 mining claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International and dated June 15, 2018, was filed by the Company on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com. Extensive infrastructure in place or proximal to the Pickle Crow Gold Project includes a 200 tpd gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. The Pickle Crow Gold Project was a former high-grade operating mine until the late 1960s.

During the year ended December 31, 2020, the most significant expenditures at the Pickle Crow Gold Project were:
●
$3,570,000 in exploration expenditures predominantly incurred by Auteco under the terms of the Earn-in Agreement;
●
$45,000 for site employees’ salaries and management salary allocations; and
●
$21,000 in mineral land taxes.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Earn-In Agreement with Auteco Minerals

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement, pursuant to which Auteco may complete the Earn-In relating to the Pickle Crow Gold Project. Under the terms of the Earn-In Agreement, Auteco can earn a full 80% equity interest in PC Gold and will incur all program costs and manage Pickle Crow exploration activity.

Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and environmental matters at the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.
●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration at the Pickle Crow Gold Project;
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Pickle Crow Gold Project (1% of which can be bought back by Auteco for US$2,500,000) (this NSR will be issued to First Mining upon completion of the Stage 2 Earn-In).

During the year ended December 31, 2020, the Company received the scheduled cash consideration of $100,000 and 25 million shares of Auteco with a fair value on receipt of $740,000 under the terms of the Earn-in Agreement. Subsequent to December 31, 2020, Auteco confirmed to the Company that it has incurred the stage 1 earn-in exploration spend of $5,000,000. Auteco will hold a meeting of its shareholders in April 2021 to approve the issuance of 100,000,000 Auteco shares to First Mining, and it will apply to the Australian Securities Exchange (the “ASX”) for listing approval for such shares. First Mining expects to receive the 100,000,000 Auteco shares by the end of April 2021, and upon receipt of such shares, Auteco will earn a 51% interest in PC Gold per the terms of the Earn-in Agreement. The parties will then execute a joint venture shareholders’ agreement (the “JV Agreement”) in respect of PC Gold. Auteco will have a two-year follow-on period, commencing as of the date of execution of the JV Agreement, within which to acquire an additional 19% interest in PC Gold per the Stage 2 Earn-In.

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash. First Mining’s residual 20% interest in the project is carried until a construction decision at Pickle Crow, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. Further details regarding the Earn-In are set out in the Company’s March 12, 2020 news release. In May 2020 and July 2020, Auteco raised $5.1 million Australian dollars and $30.4 million Australian dollars, respectively, in equity placements from Australian and overseas investors.

On February 28, 2019, the Company received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines (“MENDM”), which required the Company to submit a schedule for the development of a closure plan amendment for the Pickle Crow Gold Project. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates was initially due on November 1, 2019. The Company has been granted an extension and is working with the Ministry towards the filing of the closure plan in Q2 2021. The Company has engaged consultants to assist with developing this plan. Pursuant to the Earn-In Agreement, Auteco is required to reimburse the Company for a pro rata amount of its expenses with respect to any related bond requirements for the mine closure plan once it has completed the Stage 1 Earn-In, which will result in Auteco owning 51% of the Pickle Crow Gold Project.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Goldlund Gold Project, Ontario (owned by Treasury Metals as of August 7, 2020)

The Goldlund Gold Project is an advanced exploration stage project located in northwestern Ontario, approximately 60 km northeast of the town of Dryden. It consists of 1,349 mining claims (totaling 27,255 hectares), 27 patented claims (totaling 433 hectares), 1 mining lease (48.56 hectares), and 1 License of Occupation (74.84 hectares). Goldlund Gold Project currently hosts 809,200 ounces of gold in the Indicated category and 876,954 ounces of gold in the Inferred category. Drilling in 2019 and early 2020 was completed on the project to better define both the extension of the existing resource area and the regional scale potential. The large land package has considerable exploration potential, with the property extending over a strike-length of over 50 km with multiple exploration targets identified, including the Miller Prospect (“Miller”) which was most recently drilled in late 2019. The project is in an area with excellent infrastructure and is accessible from a provincial highway.

A technical report titled “Technical Report Re-Issue, Goldlund Gold Project, Sioux Lookout, Ontario”, which has an effective date of July 22, 2020, was prepared by WSP for Treasury Metals and was filed by Treasury Metals on SEDAR on August 7, 2020, and is available under their SEDAR profile at www.sedar.com.

Mining at the Goldlund Gold Project in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

During the year ended December 31, 2020 and prior to the Treasury Metals transaction, the most significant expenditures at the Goldlund Gold Project were $1,179,000 in connection with First Mining’s 2020 drill campaign at the project of approximately 6,500 m in satisfaction of the Company’s remaining 2019 flow-through obligations.

Transaction with Treasury Metals Inc.

On August 7, 2020, First Mining completed its transaction with Treasury Metals, pursuant to which Treasury Metals acquired all of the issued and outstanding shares of Tamaka Gold Corporation (which, through a wholly-owned subsidiary, Goldlund Resources Inc., owned the Goldlund Gold Project) pursuant to the terms of a Share Purchase Agreement. Under the terms of the transaction, First Mining received total consideration comprised of (i) 43.33 million common shares of Treasury Metals; (ii) 11.67 million warrants of Treasury Metals with an exercise price of $1.50 for a 3-year term; (iii) a 1.5% NSR royalty on the Goldlund Gold Project (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash, on certain key advancements at the Goldlund Gold Project.

Details of the contingent milestone payments are as follows:

●
$2.5 million payable upon receipt of a mining lease to extract material from an open pit mine at Goldlund; and
●
$2.5 million payable upon 300,000 tonnes of ore that can form the basis of a mineral reserve being extracted from a mine at Goldlund.

The Company applied equity accounting for the investment in the Treasury Metals shares. The fair value of the Treasury Metals shares at closing of $78,000,000 was determined using the quoted price of Treasury Metals’ common shares on August 7, 2020. The warrants of Treasury Metals have been accounted for as FVTPL. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants held in Treasury Metals both as at August 7, 2020 and on an ongoing basis. The 1.5% NSR royalty on Goldlund was measured at a fair value of $3,709,000 and is included in “Others” in “Mineral Properties”.

Upon closing, First Mining held approximately 40% of the issued and outstanding common shares of Treasury Metals (on an undiluted basis) and had the right to appoint three nominees to the board of directors of Treasury Metals. In August 2020, the Company exercised this right and nominated (and Treasury Metals subsequently appointed) three individuals to the board of directors of Treasury Metals.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

In accordance with the terms of an Investor Rights Agreement signed in connection with the transaction, First Mining is required to distribute approximately 20.92 million shares of Treasury Metals and all of the warrants of Treasury Metals to its shareholders within 12 months of closing of the transaction (the “Distribution”). Following the Distribution, First Mining will retain approximately 22.41 million shares of Treasury Metals, leaving the Company with a 19.9% ownership interest. As at December 31, 2020, the Company has recorded a liability for the obligation to distribute investments of $34,040,000. As the distribution will be a transaction with shareholders, the obligation was recorded with a corresponding entry into shareholders equity.

For accounting purposes during the year ended December 31, 2020 the Company recorded an impairment of the Goldlund Gold Project amounting to $9,236,000 (2019 - $nil), based on the fair value of the consideration received under the transaction with Treasury Metals. On August 7, 2020, as a result of closing the transaction with Treasury Metals, the Company derecognized the Goldlund project mineral property costs with the exception of the retained NSR royalty interest, now recorded under “Other” mineral properties. The Company also recorded equity income from the investment in Treasury Metals of $1,446,000 (2019 - $nil) during the year ended December 31, 2020, which was predominantly relates to deferred income tax recoveries recorded by Treasury Metals in the fourth quarter of their 2020 financial statements. In addition, as at September 30, 2020, the Company recorded an impairment of the equity investment in Treasury Metals amounting to $15,634,000 (2019 - $nil), based on the recoverable amount of the investment, which was indicated by the publicly quoted market price of Treasury Metals’ shares. It was determined that there was no additional impairment as at December 31, 2020.

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project covers an area of 26,650 hectares in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com.

During the year ended December 31, 2020, the most significant expenditures at the Hope Brook Gold Project were:
●
$122,000 for site employees’ salaries and management salary allocations;
●
$91,000 for an aggregate study; and
●
$20,000 for an advanced royalty payment.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 metres (“m”) below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. The Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

Other Mineral Properties and Mineral Property Interests

The following table sets out the Company’s remaining projects by region. These projects are 100%-owned by the Company with the exception of the Duparquet Gold Project in which the Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	USA
Duquesne, Québec (1)	Turquoise Canyon, Nevada(2)
Pitt, Québec
Duparquet, Québec
Joutel, Québec
Morris, Québec
Horseshoe Island, Ontario

(1)
In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

(2)
Property under option to a private company, Momentum Minerals Ltd., in which the Company has approximately 10% ownership.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Mineral Property Interest – Duparquet Gold Project, Quebec

The Company, through its wholly-owned subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

The Duparquet Gold Project has a large open-pittable resource, as well as underground and tailings resource. Our interest in the Duparquet Gold Project was acquired through our acquisition of Clifton Star in 2016. The Duparquet Gold Project covers an area of 1,147 hectares and is located in the Abitibi Region of Québec which is one of the world's most prolific gold producing regions. The technical report entitled “Technical Report and Prefeasibility Study for the Duparquet Project” was completed by InnovExplo, with an effective date of March 26, 2014 and was filed on SEDAR by Clifton Star on May 23, 2014. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV5% of $222 million at US$1,300 per ounce of gold.

In addition to the 10% indirect interest in the Duparquet Gold Project, the Company also holds a 100% interest in the adjoining Central Duparquet Property, which was purchased on January 20, 2017. This additional ground comprises 16 claims covering 339 ha. Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings.

Quebec Mineral Property Portfolio Locations

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Sale of Mexican Exploration Projects

On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that hold all of the shares of two Mexican subsidiaries that owned all of the Company’s Mexican mineral properties. Consideration consisted of nominal cash, and the grant to the Company of a 2% NSR on 10 of the 11 mineral properties. The Purchaser has the right to buy-back 1% of each of these 10 NSRs by paying US$1 million to the Company for each NSR in respect of which the buy-back right is exercised. From the date of this sale transaction, First Mining no longer holds any mineral properties in Mexico, and this sale will allow the Company to focus its capital and resources on its Canadian mineral properties. The transaction resulted in a $303,000 loss on disposal of subsidiaries recorded on the statement of net loss and comprehensive loss for the year ended December 31, 2020, and recycling of currency translation adjustment on disposal of Mexican subsidiaries amounting to $615,000.

NSRs owned by or available to First Mining

Through recent transactions, the Company has created the following portfolio of seventeen NSR royalties on certain of our mineral properties and property interests. The Company is currently evaluating all potential strategic opportunities available to enhance and optimize the value of its royalty portfolio.

Royalty	NSR Rate	Key Terms
Pickle Crow (Ontario, Canada)	2.00%	1.00% buy-back for US$2.5 million
Goldlund (Ontario, Canada)	1.50%	0.5% buy-back for $5.0 million
Mexico Projects (1) (11 including Las Margaritas)	1.00%	1.00% buy-back for US$1.0 million on each project
Turquoise Canyon (Nevada, USA)	2.00%	1.00% buy-back for US$1.0 million
Ronguen (Burkino Faso)	1.00%	1.00% buy-back for US$1.0 million
Pompoi (Burkino Faso)	1.50%	1.50% buy-back for $1.5 million
Lac Virot Iron Ore (Labrador, Canada)	2.00%	1.00% buy-back for $1.0 million

(1)
The Mexican project NSRs include: Sonora - Miranda, Apache, Socorro, San Ricardo, Los Tamales, Puertecitos, Batacosa; Durango – Las Margaritas; Oaxaca – Geranio, Lachatao, El Roble.

Note that the Pickle Crow NSR will only be issued upon Auteco successfully completing its Stage 2 Earn-in.

For further information on all of the Company’s mineral properties, see the Company’s AIF for the year ended December 31, 2020 which is available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

SELECTED QUARTERLY FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):
	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2019-Q4	2019-Q3	2019-Q2	2019-Q1
Net Income (Loss)	$530	$(12,352)	$(19,531)	$(1,462)	$(2,274)	$(1,643)	$(1,315)	$(1,727)
Impairment of non-current assets	-	2,372	22,498	-	-	341	-	-
Net Loss Excluding Certain Non-cash Items(1)(2)	(1,744)	(989)	(884)	(990)	(1,402)	(1,111)	(840)	(1,153)
Basic and Diluted Net Loss Per Share (in dollars) (3)	0.00	(0.02)	(0.03)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
Financial Position (in $000s):
Cash and Cash Equivalents	28,901	32,477	6,475	10,497	5,902	5,687	8,396	3,059
Working Capital(1)	9,201	14,324	8,596	9,946	5,780	8,360	10,627	5,491
Investments	18,425	24,016	5,601	1,398	1,775	3,503	2,979	2,669
Mineral Properties	179,429	168,188	159,630	256,532	252,815	248,509	246,411	245,169
Investment in Treasury Metals Inc.	63,812	62,833	-	-	-	-	-	-
Non-current Assets Held for Sale	-	-	77,993	-	-	-	-	-

Total Assets	301,213	296,343	258,044	276,776	268,020	263,470	263,381	256,463
Total Non-Current Liabilities	$16,835	$15,332	$1,959	$3,306	$3,139	$-	$-	$-

(1)
These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
“The certain non-cash items excluded” refers to the “Share-based payments expense”, “Impairment of non-current assets”, “Investments fair value loss”, “Loss on disposal of subsidiaries”, “Fair value loss on Silver Stream derivative liability”, “Deferred income tax expense (recovery)” and “Equity loss (income) from investment in Treasury Metals”.
(3)
The basic and diluted loss per share calculations result in the same amount due to the anti‐dilutive effect of outstanding stock options and warrants in all periods.

Key trends in the quarterly results are as follows

Net loss - quarter to quarter fluctuations are typically due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. Other non-cash items are fair value movements on the silver stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in net loss after excluding these non-cash items does not tend to vary nearly as much.

Cash and cash equivalent – fluctuations are principally due to the amount and timing of cash used to fund investing activities at the Company’s mineral property portfolio, offset by the success of financings provided by private placements, public offerings, and the exercise of options and warrants to support such activities.

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalent and investments in the current asset category, and due to mineral property expenditure additions and more recently the investment in Treasury Metals in the non-current asset category.

Non-current liabilities – changes occur predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the Audited Consolidated Financial Statements.

Fourth Quarter 2020 Compared to Fourth Quarter 2019

For the three months ended December 31, 2020, net loss for the period has decreased by $2,803,000 compared to the three months ended December 31, 2019. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods	Explanation
Loss from operational activities
General and administration	$266,000	Increase is primarily due to higher employee salaries and bonus accrual allocations. In addition, professional fees were higher due to the increase in 2020 transactional activity.
Exploration and evaluation	$(226,000)	Decrease is due to lower employee salaries and consulting fee allocations to exploration and evaluation activities vs 2019.
Other items
Investments fair value gain (non-cash)	$(1,191,000)
Fair value gain, including gain on sale of First Majestic shares received in June 2020 in connection with the Silver Stream purchase agreement, partially offset by fair value losses on Auteco shares and Treasury Metals warrants.

Foreign exchange loss (non-cash)	$200,000	Recycling of currency translation adjustments upon disposal of foreign subsidiaries with a US$ functional currency in 2020.
Deferred income tax recovery (non-cash)	$(704,000)	Reversal of prior year DIT expense, predominantly relating to Goldlund flow-through spending, which no longer exists following the sale to Treasury Metals in 2020.
Equity gain from investment in Treasury Metals (non-cash)	$(979,000)	In 2020, the Company recorded an equity investment in Treasury Metals and this income relates to the Q4 equity pick-up for accounting purposes.

Net loss for the period	$(2,803,000)	Predominantly relates to the investments fair value gain and equity gain from investment in Treasury Metals.

Other comprehensive income (loss)
Investments fair value gain (non-cash)	$(366,000)	The fair value losses on marketable securities recorded through OCI were lower than the prior period.
Mineral property investments fair value gain (non-cash)	$978,000	The fair value gain on mineral property investments recorded through OCI were lower than the prior period.

Net loss and comprehensive income	$(2,127,000)	Predominantly relates to the investments fair value gain and equity gain from investment in Treasury Metals recorded in Q4 2020.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Fiscal Year 2020 Compared to Fiscal Year 2019

For the year ended December 31, 2020, net loss has increased by $25,856,000 compared to the prior year. This change was explained by the following:

Income Statement Category	Variance between Periods	Explanation
Loss from operational activities
General and administration	$159,000	Increase is primarily due to higher employee salaries and bonus accrual allocations. In addition, professional fees were higher because of the increase in 2020 transactional activity.
Exploration and evaluation	$(312,000)	Decrease is due to lower employee salaries and consulting fee allocations to exploration and evaluation activities vs 2019.
Impairment of non-current assets (non-cash)	$24,529,000	Predominantly related to the impairment of the Goldlund gold project upon sale to Treasury Metals, including a write-down of the equity investment value in Q3 2020.
Other items
Fair value loss on Silver Stream derivative liability (non-cash)	$5,882,000	Fair value loss on the silver stream derivative primarily the result of increases in the silver forward curve and decreases in the estimated credit spread since initial recognition.
Investments fair value gain (non-cash)	$(765,000)
Fair value gain, including the gain on sale of First Majestic shares received in June 2020 in connection with Silver Stream purchase agreement, partially offset by fair value loss on Auteco shares and Treasury Metals warrants.

Loss on disposal of subsidiaries (non-cash)	$296,000	Relates to the sale of Mexican and other subsidiaries in 2020 which were non-core to First Mining’s business strategy.
Deferred income tax recovery (non-cash)	$(2,103,000)	Reversal of DIT expense, predominantly relating to Goldlund flow-through spending, which no longer exists following the sale to Treasury Metals in 2020.
Equity gain from investment in Treasury Metals (non-cash)	$(1,446,000)	In 2020, the Company recorded an equity investment in Treasury Metals and this income relates to the equity pick-up for accounting purposes. since initial recognition.

Net loss for the year	$25,856,000	Predominantly relates to the impairment of non-current assets.

Other comprehensive income (loss)
Investments fair value gain (non-cash)	$(906,000)	The fair value gains on marketable securities recorded through OCI were higher than the prior year.
Mineral property investments fair value gain (non-cash)	$(348,000)	The fair value gain on mineral property investments recorded through OCI were higher than the prior year.
Recycling of currency translation adjustment on disposal of foreign subsidiaries (non-cash)	$673,000	Recycling of currency translation adjustments in OCI to the income statement.

Net loss and comprehensive income	$25,242,000	Predominantly relates to the impairment of non-current assets.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Year ended December 31,
	2020	2019
CASH PROVIDED BY (USED IN)
Operating activities	$(4,222)	$(4,200)
Investing activities	(12,816)	(4,313)
Financing activities	40,335	9,301
Foreign exchange effect on cash	(298)	(1)
CHANGE IN CASH AND CASH EQUIVALENTS	22,999	787
Working capital(1)	9,201	5,780
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$28,901	$5,902

(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Key reasons for variances from December 31, 2019 to December 31, 2020:

●
The increase of $22,999,000 in cash and cash equivalents was primarily due to cash raised from the bought deal financing, private placements, at‐the‐market ("ATM") sales and proceeds from sale of First Majestic shares received per the terms of the Silver Stream agreement, offset by cash used in operating and investing activities;
●
Cash used in operating activities is comparable between fiscal 2019 and fiscal 2020;
●
Cash used in investing activities increased due to higher development activities on the Springpole Gold Project which included drilling expenditures partially offset by proceeds from sale of investments;
●
Cash provided by financing activities increased due to cash raised from the bought deal financing, private placements, ATM sales, and cash proceeds received from First Majestic per terms of the Silver Stream agreement;
●
Working capital increased due to increase in cash and cash equivalents as discussed above and increase in the market value of investments, offset by Option – PC Gold and Obligation to distribute investments.

Trends in Liquidity, Working Capital, and Capital Resources

As at December 31, 2020, the Company has working capital of $9,201,000 (December 31, 2019 - $5,780,000). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the year ended December 31, 2020, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past and during the year ended December 31, 2020, financed its activities by raising capital through issuances of new shares, other means such as silver stream upfront proceeds and/or sales of its investments in other companies. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

OUTLOOK

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

●
Advancing the Springpole Environmental Assessment process which includes a focus on community, indigenous rights holder and stakeholder consultations.
●
Springpole technical studies, including metallurgical work, geotechnical optimization and further process optimization following the release and publication of the PFS.
●
Springpole exploration drilling (33 holes, 6,000 m) - to identify and follow-up on regional targets.
●
Cameron drill program (10 holes, 2,000 m) – to extend local understanding and identify new targets.
●
Evaluating its Québec mineral properties and potential for partnership opportunities.
●
Maintaining strong balance sheet and cash position to fund investing activities consistent with First Mining’s business strategy.
●
Providing support as needed to partnership projects (Pickle Crow, Goldlund-Goliath) which will continue to enable the Company to surface value from these direct and indirect interests.
●
Establishing and initiating environmental, social and governance (“ESG”) reporting framework in 2021, including a new Board ESG Committee.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at December 31, 2020 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$2,013	$2,013	$2,013	$-	$-	$-
Obligation to distribute investments	34,040	34,040	34,040	-	-	-
Lease liability	554	678	163	333	182	-
Total	$36,607	$36,731	$36,216	$333	$182	$--

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Certain Non-IFRS financial measures used in this MD&A and common to the gold mining industry are defined below.

Total Cash Costs and Total Cash Costs per Gold Ounce - Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the PFS include mining costs, processing, water & waste management costs, on-site general & administrative costs, treatment & refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce - AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the PFS includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

In addition, the Company has included non-IFRS measures in the annual and quarterly info tables above, which include working capital (calculated as Current Assets less Current Liabilities) and Net Loss excluding certain non-cash items (calculated as Net Loss excluding share based payments expense, impairment of non-current assets, investments fair value loss, loss on disposal of subsidiaries, fair value loss on silver stream derivative liability, deferred income tax expense (recovery) and equity income from investment in Treasury Metals) which should be read in conjunction with its financial statements which are prepared in accordance with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

ACCOUNTING POLICIES

The Company’s significant accounting policies are in accordance with IFRS and are contained in the audited consolidated financial statements for the year ended December 31, 2020. Furthermore, there were no changes in the Company’s accounting policies during the 2020 financial year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
 Estimation uncertainties are described in the Company’s audited consolidated financial statements for the year ended December 31, 2020.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following section discusses significant accounting policy judgments which have been taken in the financial statements for the year ended December 31, 2020:

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associate

With respect to its investment in associate, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at Treasury Metals’ exploration properties, the ability of Treasury Metals to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the Treasury Metals shares themselves. The publicly quoted share price of Treasury Metals is also a source of objective evidence about the recoverable amount of the equity investment.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Milestone Payments per Share Purchase Agreement with Treasury Metals

The Company applied judgment in the determination of whether to recognize the contingent milestone payments in accordance with the Treasury Share Purchase Agreement (defined in Note 4 to the audited consolidated financial statements for the years ended December 31, 2020 and December 31, 2019). In management’s judgment, there is uncertainty of these milestones being reached. Management considered the expected length of time that may pass before this uncertainty is resolved, as well as the fact that achievement of the milestones is outside of the Company’s control. Therefore, the milestone payments have not been recognized as assets as at December 31, 2020.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2020 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of investments and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments designated as FVTPL had been 10% higher or lower as at December 31, 2020, net loss for the year ended December 31, 2020 would have decreased or increased, respectively, by approximately $1,504,000 (2019 – $nil), as a result of changes in the fair value of equity investments. If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at December 31, 2020, other comprehensive income (loss) for the year ended December 31, 2020 would have decreased or increased, respectively, by approximately $1,011,000 (2019 – $717,000), as a result of changes in the fair value of equity investments.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at December 31, 2020, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

Cash and cash equivalents	$5,567
Fair value of Silver Stream derivative liability	$(13,260)
Net exposure	$(7,693)
Effect of +/- 10% change in currency	$(769)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.
See the section of this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at December 31, 2020 based on the undiscounted contractual cash flows.

As at December 31, 2020, the Company had cash and cash equivalents of $28,901,000 (December 31, 2019 – $5,902,000).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.
Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

●
few properties that are explored are ultimately developed into producing mines;
●
there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
●
with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
●
mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurances that the Company will not be required to further demobilize its personnel and contractors at any of its mineral projects in due to the ongoing COVID-19 pandemic. Any such demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affected properties.

Risks Generally
For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2020 filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issue by the Board, the Company has 697,369,936 common shares issued and outstanding; 93,075,657 warrants outstanding; 54,410,000 options outstanding; 1,550,000 restricted stock units outstanding; 40,000 deferred stock units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

In the first quarter of 2020, the Company’s employees began to work remotely. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2020

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2020. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting at the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the targeted submission date for the EIS in relation to the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company distributing approximately 20.92 million shares of Treasury Metals and all of its warrants of Treasury Metals to the Company’s shareholders within 12 months of the closing date of the transaction with Treasury Metals; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to receive final approval from the MECP of the Terms of Reference for the Springpole Gold Project, and consultations in respect thereof; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Pickle Crow Gold Project Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2020 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) rules applicable to domestic United States companies. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under the SEC rules applicable to domestic United States companies. Accordingly, information concerning mineral deposits set forth or incorporated by reference in this MD&A may not be comparable with information made public by companies that report in accordance with U.S. standards.